[WLR&K LETTERHEAD]


                               September 19, 2005



BY TELECOPY
202-772-9205

Michele Anderson, Esq.
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

RE:      NEXTEL PARTNERS, INC.
         REVISED PRELIMINARY SCHEDULE 14A; FILE NO. 0-29633

Dear Ms. Anderson:

         Set forth below on behalf of Nextel Partners, Inc. ("Nextel Partners") are responses to the comments of the Staff of the Division of Corporation Finance which were set forth in the letter dated September 16, 2005 regarding Nextel Partners' Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"). Nextel Partners has authorized us to make this filing and these statements on its behalf. The Staff's comments, indicated in bold, are followed by responses on behalf of Nextel Partners.


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Michelle Anderson, Esq.
September 19, 2005
Page 2

SCHEDULE 14A

QUESTIONS AND ANSWERS, PAGE 1

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT TWO. PLEASE DISCLOSE WHETHER THE INFORMATION THAT YOU WILL MAKE AVAILABLE IN A FORM 8-K OR ON YOUR WEBSITE WILL INCLUDE THE ENTIRE APPRAISAL REPORT AND WHETHER SUCH REPORTS WILL INCLUDE DETAILED DISCUSSIONS OF THE VALUATION METHODS USED BY THE APPRAISERS.

         Nextel Partners intends to disclose the entire appraisal report of each appraiser, and we have revised the Proxy Statement to reflect this intention. Nextel Partners does not know whether such reports will include detailed discussions of the valuation methods used by the appraisers.

THE PUT RIGHT, PAGE 41

RECOMMENDATIONS OF THE SPECIAL COMMITTEE, PAGE 51

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SIX AND THE REVISED DISCLOSURE ON PAGE 53; HOWEVER, IT IS STILL NOT CLEAR WHAT ROLE MANAGEMENT'S ESTIMATES OF YOUR FUTURE PERFORMANCE PLAYED IN THE SPECIAL COMMITTEE'S CONCLUSIONS ABOUT THE RECOMMENDATION TO EXERCISE THE PUT RIGHT, WHAT ASSUMPTIONS UNDERLIE THESE ESTIMATES AND WHY THIS INFORMATION WOULD NOT BE MATERIAL TO CLASS A SHAREHOLDERS IN DETERMINING WHETHER TO EXERCISE THE PUT RIGHT.

         IN THIS REGARD, WE NOTE THAT YOU PROVIDED TO MORGAN STANLEY ESTIMATES OF YOUR FUTURE PERFORMANCE IN CONNECTION WITH ITS PRELIMINARY VALUATION. FURTHERMORE, ALTHOUGH YOU CHARACTERIZE THE INFORMATION YOU PROVIDED TO MORGAN STANLEY AS "OUTDATED," ON SEPTEMBER 6, 2005, THE SPECIAL COMMITTEE REAFFIRMED ITS RECOMMENDATION FOR SHAREHOLDERS TO VOTE FOR EXERCISING THE PUT RIGHT AND, ON SEPTEMBER 7, 2005, MORGAN STANLEY REAFFIRMED ITS PRIOR ANALYSIS THAT USED THESE ESTIMATES. WE ALSO NOTE THAT YOU HAVE RETAINED MORGAN STANLEY TO PROVIDE THE APPRAISAL OF FAIR MARKET VALUE IF THE PUT RIGHT IS EXERCISED AND THAT YOU HAVE DISCLOSED ON PAGE 49 THAT MORGAN STANLEY BELIEVES THE "THE DETERMINATION OF FAIR MARKET VALUE WOULD BE DEPENDENT UPON NEXTEL PARTNERS MANAGEMENT'S ESTIMATES OF THE FUTURE PERFORMANCE OF THE BUSINESS." MOREOVER, YOUR PROPOSED DISCLOSURE ON PAGE 53 STATES THAT "THE SPECIAL COMMITTEE BELIEVED THAT BECAUSE [YOUR] CERTIFICATE PROVIDED THAT, IN DETERMINING FAIR MARKET VALUE, BOTH THE BUYER AND SELLER WOULD BE ASSUMED TO BE IN POSSESSION OF ALL MATERIAL FACTS CONCERNING NEXTEL PARTNERS AND ITS BUSINESS, THE DETERMINATION OF FAIR MARKET VALUE SHOULD TAKE INTO ACCOUNT NEXTEL PARTNERS MANAGEMENT'S ESTIMATES OF THE FUTURE PERFORMANCE OF THE BUSINESS..." ON THE OTHER HAND, CLASS A SHAREHOLDERS WILL NOT HAVE THE BENEFIT OF KNOWING MANAGEMENT'S ESTIMATES OF NEXTEL PARTNERS' FUTURE PERFORMANCE, THE RESULTS OF THE


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Michelle Anderson, Esq.
September 19, 2005
Page 3

         APPRAISAL PROCESS OR THE VALUE THEY WILL RECEIVE FOR THEIR SHARES AT THE TIME THEY VOTE TO EXERCISE THE PUT RIGHT.

         IN YOUR RESPONSE LETTER, PLEASE PROVIDE YOUR ANALYSIS OF WHY THESE ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS WOULD NOT BE MATERIAL TO CLASS A SHAREHOLDERS IN DETERMINING WHETHER TO EXERCISE THE PUT RIGHT. ALSO PROVIDE US WITH COPIES OF THE ESTIMATES, AND TELL US WHETHER YOU WILL PROVIDE THE ESTIMATES TO THE APPRAISERS DURING THE PUT PROCESS IF THE CLASS A HOLDERS VOTE TO EXERCISE THE PUT RIGHT.

         The special committee did not review or consider any management estimates of future performance in determining to recommend that shareholders exercise the put right at its June 22, 2005 meeting or in reaffirming that recommendation at its September 6, 2005 meeting. Nor did Morgan Stanley present or rely on any management estimates as part of its analysis at the June 22, 2005 special committee meeting, or in reaffirming that analysis at the September 6, 2005 meeting. The reference in the proxy statement to Morgan Stanley's belief that management estimates should be taken into account by the appraisers was not intended to refer to any specific management estimates, but rather to make the more generic point that, as part of the appraisal process, Morgan Stanley believed that the appraisers would consider any management estimates that might be provided to the appraisers at that time.

         In the ordinary course of business, Nextel Partners' management maintains estimates of future performance that it updates periodically, making appropriate adjustments in light of actual performance. Nextel Partners expects that it will provide estimates to the appraisers as part of the appraisal process. These estimates, however, are not provided to the Nextel Partners board or special committee and, as noted above, were not considered by the special committee in making its recommendation nor used by Morgan Stanley in its analysis or presentation to the special committee. The only meeting at which any management estimates were even indirectly used by Morgan Stanley was the January 2005 meeting (before Morgan Stanley was engaged). As described in the proxy statement, for that meeting, Morgan Stanley used then outdated estimates (from September and October 2004), as well as publicly available information, to create a summary of preliminary potential value ranges solely for illustrative purposes. Accordingly, Nextel Partners does not believe that management estimates are material to Class A shareholders in determining whether to exercise the put right.

         We have revised the disclosure in the description of Morgan Stanley's analysis to clarify that Morgan Stanley did not review any management estimates with the special committee or rely on any management estimates as part of its analysis. We set forth below the proposed revised language reflecting the change:

         "In addition, while Morgan Stanley did not review any management estimates with the special committee or rely on any management estimates as part of its analysis, Morgan Stanley believed that the appraisers would consider estimates of future performance that might be provided to them by Nextel Partners' management."


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Michelle Anderson, Esq.
September 19, 2005
Page 4

         This insert would replace the following old text: "In addition, Morgan Stanley believed because our Certificate provided that, in determining fair market value, both the buyer and the seller would be assumed to be in possession of all material facts concerning Nextel Partners and its business, the determination of fair market value should take into account Nextel Partners management's estimates of the future performance of the business."

         In addition, we have deleted the reference to management estimates in the description of the special committee's reasons for its recommendation. The reference in the latter section was added to the materials we provided the Staff last week in response to the Staff's prior comments, but our addition of that language was based on a misunderstanding of those comments. In response to the current comment, we believe it is not appropriate to add any reference to management estimates in the description of the special committee's reasons for its recommendation, given that the special committee did not review or consider any management estimates in making its recommendation. We have also added disclosure to the proxy statement to explain the special committee's focus on the appraisal process, and the definition of fair market value, in making its recommendation.

         Please call the undersigned at 212-403-1221 or Stephanie Seligman at 212-403-1225 if you have any questions.

                                             Sincerely,


                                             Steven A. Rosenblum